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IE NYC Alumni 🗽
Erika Ortiz de Artiñano, Francisco, Het...

job market data to guide early
talent to their dream jobs.

Our beta users and pilot universities love our approach and we're now looking for support from our community to take CareerGenie to market. We just launched a WeFunder campaign for friends/ family where you can check out our pitch: https://wefunder.com/careergenie

On Friday, we are hosting a live pitch followed by Q&A. If you're interested in joining, you can register here.

Sharing with your network or getting involved would mean a lot. Thank you!

Important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

4:39 PM ✓

👍 ❤️ 👏 6

Wed, Mar 20